EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

August 11, 2021

Avino Reports Q2 2021 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") released today its consolidated financial results for the Company’s second quarter 2021. The Financial Statements and Management’s Discussion and Analysis (MD&A) can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

“During the second quarter, the Company focused on the steps necessary for resumption of operations. These included hiring mine workers, upgrades to improve recoveries at the mill, testing the mill circuits, and clean-up of equipment, grounds, and facilities” said David Wolfin, President and CEO. “We were extremely pleased to announce last week, that mining operations had resumed at the Avino Mine. I wish to extend our sincere appreciation to the management team in Mexico for their tireless efforts as they prepared the way over many months for this positive outcome. Further, I am excited about the released initial drill results from our ongoing 2021 drill program. To date, we have completed 9,200 metres of drilling across the property at various targets. I am also pleased to report that our debt position has been reduced by a further $1.7 million, and our working capital remains above $30 million, as we ended the quarter with a robust balance sheet. Finally, and above all, we are very much looking forward to ramping up production and getting back to normal operation levels as quickly as possible.”

Second Quarter 2021 Financial Highlights

•	Ending cash balance of $26.8 million
•	Ending working capital of $30.4 million
•	Reduction in debt liabilities by $1.7 million since the beginning of the year
•	Mine operating losses of $1.7 million
•	Net losses from continuing operations of $2.7 million, or $0.03 per share
•	Losses before interest, taxes, depreciation, and amortization (“EBITDA”)[1] of $2.9 million
•	Adjusted losses[1] of $0.8 million

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Second Quarter 2021	Second Quarter 2020	Change	YTD 2021	YTD 2020	Change
Financial Operating Performance
Revenues	$-	$4,840	-100%	$29	$11,956	-100%
Mine operating (loss) income	$(1,017)	$787	-229%	$(1,697)	$1,630	-204%
Net loss from continuing operations	$(2,654)	$(1,111)	139%	$(4,472)	$(1,343)	233%
Net loss including discontinued operations	$(2,654)	$(1,276)	108%	$(4,472)	$(1,508)	197%
Earnings (loss) before interest, taxes and amortization (“EBITDA”)[1]	$(2,866)	$(797)	260%	$(4,606)	$(425)	984%
Adjusted earnings (losses)[1]	$(778)	$1,958	-140%	$(1,722)	$2,349	-173%
Per Share Amounts
Loss per share from cont. operations – basic	$(0.03)	$(0.01)	200%	$(0.05)	$(0.02)	150%
Loss per share – basic	$(0.03)	$(0.02)	50%	$(0.05)	$(0.02)	150%
Cash Flow per share[1] – basic	$(0.01)	$0.00	-100%	$(0.02)	$0.01	-200%

HIGHLIGHTS (Expressed in 000’s of US$)	June 30, 2021	June 30, 2020	Change	June 30, 2021	December 31, 2020	Change
Liquidity & Working Capital
Cash	$26,814	$10,386	158%	$26,814	$11,713	129%
Working capital	$30,416	$13,797	120%	$30,416	$14,680	107%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Avino Silver & Gold Mines Ltd. –August 11, 2021

Avino Reports Q2 2021 Financial Results

Costs and Capital Expenditures:

Capital expenditures company-wide for the first half of 2021 were $1.0 million compared to $0.7 million for H1 2020.

Capital expenditures at the Avino property relate to exploration drilling costs and costs related to the construction of the dry-stack tailings storage facility. We expect to see a continued increase into Q3 and Q4 2021.

Operational Highlights and Overview

HIGHLIGHTS (Expressed in US$)	Second Quarter 2021	Second Quarter 2020	Change[1]	YTD 2021	YTD 2020	Change[1]
Operating
Tonnes Milled	3,533	40,190	-91%	3,533	204,286	-98%
Silver Ounces Produced	3,504	50,581	-93%	3,504	317,299	-99%
Gold Ounces Produced	45	404	-89%	45	1,935	-98%
Copper Pounds Produced	55,043	459,767	-88%	55,043	2,267,939	-98%
Silver Equivalent Ounces[1] Produced	15,477	158,286	-90%	15,477	842,230	-98%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	-	322,886	-100%	-	897,953	-100%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$-	$10.92	-100%	$-	$10.22	-100%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$-	$16.37	-100%	$-	$15.42	-100%

1. In Q2 2021, AgEq was calculated using metal prices of $26.98 oz Ag, $1,835 oz Au, and $4.36 lb Cu. In Q2 2020, AgEq was calculated using metals prices of $16.38 oz Ag, $1,707 oz Au and $2.45 lb Cu. No ounces were sold in Q1 or Q2 2021; therefore, cash costs and all-in sustaining cash costs per AgEq ounce were Nil for the 3 months and 6 months ended June 30, 2021.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

During Q2 2021, there was limited production mining activities as the mill circuits were being tested for ongoing preparations for resumption of operational activities.

Exploration Update – 2021 Drill Program

In July 2021, the Company announced initial drill results from its exploration program. The full results were released on July 15, 2021 and can be found on our Company website as well as on our SEDAR and Edgar profiles under the company name.

Drill results from Phase 1 were released on the El Trompo Vein, the Santiago Vein, and the La Malinche Vein.

We are in the process of integrating the information from the initial drill results into the geological model to improve our understanding as we continue to focus on determining potential target areas.

Current Drilling Results

•	To date, 9,200 metres have been drilled, and the breakdown of this drilling is as follows:
•	2,469 metres at the Avino vein
•	1,717 metres at the Santiago vein
•	1,568 metres at El Trompo vein
•	820 metres at the La Malinche vein
•	340 metres at the Neustra Senora vein
•	133 metres at the San Jorge vein
•	2,160 metres at the oxide tailings

The focus for the next quarter is to ramp up the production levels and operating activities at the mine and to keep moving forward with the exploration program. We are focused on locating new mineralized zones within the property and confirming continuity of mineralization in the current Avino ET production area.

Avino Silver & Gold Mines Ltd. –August 11, 2021

Avino Reports Q2 2021 Financial Results

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA, and adjusted earnings/losses, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, August 12 at 8:00 am PST (11:00 am EST). Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Second Quarter 2021 Financial Results Conference Call and Webcast or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

Qualified Person

Peter Latta, P.Eng, MBA, Avino’s VP Technical Services, who is a qualified person within the context of National Instrument 43-101 and has reviewed and approved the technical data in this document.

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin President & CEO Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. –August 11, 2021

Avino Reports Q2 2021 Financial Results

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of January 13, 2021 prepared for the Company, and referenced to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property has the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.